Bradford BD6 2SZ
Tel +44 (0)1274 600111
Fax +44 (0)1274 608608
www.keldagroup.com

KeldaGroup

RECEIVED
2006 APR -7 P 3:2
OFFICE OF INTERNATIONAL CORPORATE FINANCE

06012317

Securities and Exchange Commission
450 Fifth Street N.W.
Washington
D.C.20549
U.S.A.

SUPPL

Our Ref: LB/CS/24/3

Your Ref: 82-2782

5 April 2006

Dear Sirs

RE: Stock Exchange Announcement

Please find attached copies of stock exchange announcements issued on behalf of Kelda Group plc as follows:

- Transaction in Own Shares x 4 (From 27 March to 30 March 2006)
- Holding in Company – Notification of Major Interest in Shares.

These document(s) are being made pursuant to Rule 12g3 – 2 (b), please note the file number for your reference 82-2782.

Yours faithfully

L. Bryenton

Lesley Bryenton
Shareholder Relations Officer

PROCESSED
APR 10 2006
THOMSON FINANCIAL

Regulatory Announcement

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RECEIVED

2006 APR -7 P 3:26

OFFICE OF INTERNATIONAL CORPORATE FINANCE

KeldaGroup

Company	Kelda Group PLC
TIDM	KEL
Headline	Transaction in Own Shares
Released	17:07 27-Mar-06
Number	PRNUK-2703

Kelda Group plc announces that on 27 March 2006 it purchased for cancellation 250,000 of its ordinary shares at a price of 791.4789p per share from JPMorgan Cazenove Limited.

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Regulatory Announcement

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Kelda Group

Company	Kelda Group PLC
TIDM	KEL
Headline	Transaction in Own Shares
Released	16:35 28-Mar-06
Number	PRNUK-2803

Kelda Group plc announces that on 28 March 2006 it purchased for cancellation 300,000 of its ordinary shares at a price of 790.7808p per share from JPMorgan Cazenove Limited.

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Regulatory Announcement

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Company	Kelda Group PLC
TIDM	KEL
Headline	Transaction in Own Shares
Released	16:52 29-Mar-06
Number	PRNUK-2903

Kelda Group plc announces that on 29 March 2006 it purchased for cancellation 225,000 of its ordinary shares at a price of 787.6938p per share from JPMorgan Cazenove Limited.

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Regulatory Announcement

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RECEIVED
2006 APR -7 P 3:
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

KeldaGroup

Company	Kelda Group PLC
TIDM	KEL
Headline	Transaction in Own Shares
Released	17:26 30-Mar-06
Number	PRNUK-3003

Kelda Group plc announces that on 30 March 2006 it purchased for cancellation 300,000 of its ordinary shares at a price of 797.514p per share from JPMorgan Cazenove Limited.

This brings the total number of shares bought this year to 9,290,000 with a value of £72,452,635.40 representing 2.52% of the company

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Regulatory Announcement

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Company	Kelda Group PLC
TIDM	KEL
Headline	Holding(s) in Company
Released	17:22 28-Mar-06
Number	PRNUK-2803

KeldaGroup

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1. Name of company

Kelda Group plc

2. Name of shareholder having a major interest

Barclays PLC

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Not disclosed

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Bank of New York	26,552
Barclays Capital Nominees Limited	209,937
Barclays Capital Nominees Limited	-89,131
Barclays Capital Nominees Limited	-172,040
Barclays Capital Nominees Limited	189,063
Barclays Global Investors Canada	25,181
Barclays Trust Co. & Others	1,823
Barclays Trust Co DMC69 C 000000000000000000	1,800
Barclays Trust Co. E99 C 000000000000000000	1,400
Barclays Trust Co R69 C 000000000000000000	20,515
BNP Paribas	18,177
Chase Nominees Ltd 16376	199,688
Chase Nominees Ltd 20947	2,342,215
Chase Nominees Ltd 21359	7,050

Chase Nominees Ltd 28270	4,198
Chase Nominees Ltd 28270	118,187
CIBC Mellon Global Securities	11,991
Clydesdale Nominees HGB0125 00068640801	7,100
Gerrard Nominees Limited 607486	600
Greig Middleton Nominees Limited (GM1)	8,000
Investors Bank and Trust Co.	1,913,857
Investors Bank and Trust Co.	35,137
Investors Bank and Trust Co.	11,224
Investors Bank and Trust Co.	6,031
Investors Bank and Trust Co.	211,560
Investors Bank and Trust Co.	67,572
Investors Bank and Trust Co.	19,982
Investors Bank and Trust Co.	10,696
Investors Bank and Trust Co.	5,555
Investors Bank and Trust Co.	402,145
Investors Bank and Trust Co.	24,361
Investors Bank and Trust Co.	517,850
Investors Bank and Trust Co.	3,507
Investors Bank and Trust Co.	93,390
Investors Bank and Trust Co.	10,762
JP Morgan (BGI Custody) 16331	111,156
JP Mopgan (BGI Custody) 16338	22,548
JP Morgan (BGI Custody) 16341	7,255
JP Morgan (BGI Custody) 16341	208,107
JP Morgan (BGI Custody) 16342	47,033
JP Morgan (BGI Custody) 16344	4,290
JP Morgan (BGI Custody) 16345	5,318
JP Morgan (BGI Custody) 16400	3,460,804
JP Morgan (BGI Custody) 18409	297,117
JP Morgan Chase Bank	23,372
JP M organ Chase Bank	7,518

JP Morgan Chase Bank	3,635
JP Morgan Chase Bank	11,880
JP Morgan Chase Bank	94,017
JP Morgan Chase Bank	35,030
JP Morgan Chase Bank	206,034
JP Morgan Chase Bank	53,239
JP Morgan Chase Bank	10,014
JP Morgan Chase Bank	41,527
JP Morgan Chase Bank	36,704
JP Morgan Chase Bank	18,581
JP Morgan Chase Bank	51,625
JP Morgan Chase Bank	3,408
JP Morgan Chase Bank	2,844
Mellon Trust - US Custodian /	22,635
Mellon Trust - US Custodian /	28,928
Mellon Trust of New England	22,731
Mitsui Asset	4,896
Northern Trust Bank - BGI SEPA	30,393
Northern Trust Bank - BGI SEPA	33,370
Northern Trust Bank - BGI SEPA	3,974
R C Greig Nominees Limited	81,740
R C Greig Nominees Limited a/c AK1	15,530
R C Greig Nominees Limited a/c BL1	7,885
R C Greig Nominees Limited a/c GP1	4,102
R C Greig Nominees Limited SA1	2,840
State Street Bank & Trust - WI	63,959
State Street Boston	209,721
State Street Trust of Canada -	21,307
The Northern Trust Company - U	15,256
Trust & Custody Services Bank	3,577
Zeban Nominees Limited	2,306

5. Number of 6. Percentage of 7. Number of shares 8. Percentage of

shares/amount of stock acquired	issued class	/amount of stock disposed	issued class
Not disclosed	Not disclosed	Not disclosed	Not disclosed

9. Class of security	10. Date of transaction	11. Date company informed
Ordinary Shares of 15 5/9 pence	23 March 2006	27 March 2006

12. Total holding following this notification

11,604,141

13. Total percentage holding of issued class following this notification

3.15%

14. Any additional information

15. Name of contact and telephone number for queries

Philip Hudson - 01274 804110

16. Name and signature of authorised company official responsible for making this notification

Lesley Bryenton

Date of notification:28 March 2006

END

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